UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 28)1

The Fairchild Corporation
(Name of Issuer)

Class A Common Stock and Class B Common Stock, par value $0.10 per share
(Title of Class of Securities)

Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3
(CUSIP Number)

ERIC I. STEINER
c/o The Fairchild Corporation
1750 Tysons Blvd., Suite 1400
McLean, Virginia 22102
(703) 318-3030
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON THE STEINER GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,727,684 Class A Shares* 2,533,996 Class B Shares
	8	SHARED VOTING POWER -0- Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 5,727,684 Class A Shares* 2,533,996 Class B Shares
	10	SHARED DISPOSITIVE POWER -0- Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,727,684 Class A Shares* 2,533,996 Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.78% of Class A Shares, 96.67% of Class B Shares
14	TYPE OF REPORTING PERSON OO

* Assumes the conversion of the Class B Shares on a share-for-share basis

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON THE STEINER CHILDREN’S TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,000 Class A Shares -0- Class B Shares
	8	SHARED VOTING POWER -0- Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 80,000 Class A Shares -0- Class B Shares
	10	SHARED DISPOSITIVE POWER -0- Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000 Class A Shares -0- Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of Class A Shares, 0% of Class B Shares
14	TYPE OF REPORTING PERSON OO

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON JEFFREY STEINER FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400 Class A Shares -0- Class B Shares
	8	SHARED VOTING POWER -0- Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 2,400 Class A Shares -0- Class B Shares
	10	SHARED DISPOSITIVE POWER -0- Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400 Class A Shares -0- Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of Class A Shares, 0% of Class B Shares
14	TYPE OF REPORTING PERSON OO

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON BAYSWATER VENTURES, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,754 Class A Shares -0- Class B Shares
	8	SHARED VOTING POWER -0- Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 442,754 Class A Shares -0- Class B Shares
	10	SHARED DISPOSITIVE POWER -0- Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,754 Class A Shares -0- Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96% of Class A Shares, 0% of Class B Shares
14	TYPE OF REPORTING PERSON PN

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON JEFFREY J. STEINER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,394 Class A Shares* 15,000 Class B Shares
	8	SHARED VOTING POWER 2,400 Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 37,394 Class A Shares* 15,000 Class B Shares
	10	SHARED DISPOSITIVE POWER 2,400 Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,394 Class A Shares* 15,000 Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of Class A Shares, Less than 1% of Class B Shares
14	TYPE OF REPORTING PERSON IN

* Assumes the conversion of the Class B Shares on a share-for-share basis

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON ERIC I. STEINER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,137 Class A Shares* 15,000 Class B Shares
	8	SHARED VOTING POWER 6,250,438 Class A Shares* 2,533,996 Class B Shares
	9	SOLE DISPOSITIVE POWER 151,137 Class A Shares* 15,000 Class B Shares
	10	SHARED DISPOSITIVE POWER 6,250,438 Class A Shares* 2,533,996 Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,401,575 Class A Shares* 2,548,996 Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.45% of Class A, 97.24% of Class B
14	TYPE OF REPORTING PERSON IN

* Assumes the conversion of the Class B Shares on a share-for-share basis

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON BENJAMIN STEINER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,750 Class A Shares* 15,000 Class B Shares
	8	SHARED VOTING POWER -0- Class A Shares -0- Class B Shares
	9	SOLE DISPOSITIVE POWER 34,750 Class A Shares* 15,000 Class B Shares
	10	SHARED DISPOSITIVE POWER -0- Class A Shares -0- Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,750 Class A Shares* 15,000 Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of Class A Shares, Less than 1% of Class B Shares
14	TYPE OF REPORTING PERSON IN

  * Assumes the conversion of the Class B Shares on a share-for-share basis

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

1	NAME OF REPORTING PERSON NATALIA F. HERCOT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,837 Class A Shares* 15,000 Class B Shares
	8	SHARED VOTING POWER 5,727,684 Class A Shares* 2,533,996 Class B Shares
	9	SOLE DISPOSITIVE POWER 66,837 Class A Shares* 15,000 Class B Shares
	10	SHARED DISPOSITIVE POWER 5,727,684 Class A Shares* 2,533,996 Class B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,794,521 Class A Shares* 2,548,996 Class B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.04% of Class A Shares 97.24% of Class B Shares
14	TYPE OF REPORTING PERSON IN

* Assumes the conversion of the Class B Shares on a share-for-share basis

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

The following constitutes Amendment No. 28 (“Amendment No. 28”) to the Schedule 13D filed by the undersigned.  This Amendment No. 28 amends the Schedule 13D as specifically set forth.

The Steiner Group (i.e. Jeffrey J. Steiner, Eric I. Steiner, Benjamin Steiner, Natalia F. Hercot, The Steiner Children’s Trust, Jeffrey Steiner Family Foundation, The Steiner Group LLC and Bayswater Ventures, LP) is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act and by reason of the terms of a Stockholders’ Agreement, fully executed by all parties and delivered on September 17, 2008, with an effective date of September 5, 2008 (the “Stockholders’ Agreement”), as more fully described in Item 6 of this Amendment, among the Steiner Group and the Phoenix Group (i.e. Phoenix FA Holdings, LLC (Phoenix), SG Phoenix Ventures IV LLC, Philip S. Sassower and Andrea Goren).  The Steiner Group and the Phoenix Group may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-1(k)(2), the Steiner Group and the Phoenix Group are each filing a separate Schedule 13D with the Commission.

Item 2. Identity and Background

Item 2 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

Benjamin Steiner, The Steiner Children’s Trust, Jeffrey Steiner Family Foundation and Bayswater Ventures, LP, are hereby added as Reporting Persons to the Schedule 13D (together, with the original Reporting Persons, the “Steiner Group”).

The principal occupation of Benjamin Steiner is serving as a business executive.  The principal business address of Benjamin Steiner is The Fairchild Corporation, 1750 Tysons Blvd., Suite 1400, McLean, Virginia, 22102.  Benjamin Steiner is a citizen of the United States.

The Steiner Children’s Trust (the “Trust”) is a trust organized under the laws of New York.  Eric I. Steiner serves as the Trustee of the Trust.  The principal business address of the Trust is c/o Eric Steiner, Trustee, The Fairchild Corporation, 1750 Tysons Blvd., Suite 1400, McLean, Virginia, 22102.

The Jeffrey Steiner Family Foundation (the “Foundation”) is a foundation organized under the laws of New York.  The principal business address of the Foundation is 8 Horseshoe Lane, Westport, Connecticut, 06880.  Jeffrey J. Steiner serves as the President and Director of the Foundation.

Bayswater Ventures, LP (“Bayswater”), is a British Virgin Islands limited partnership.  The principal business address of Bayswater is c/o Withers Bergman LLP, 430 Park Avenue, 10th Floor, New York, New York 10022.  Eric I. Steiner serves as the sole manager of Jorvain Ltd, the general partner of Bayswater.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

Except as previously disclosed, none of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                      Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

In order to help utilize all the talents of the Steiner Group and the Phoenix Group to maximize the value of the Issuer for the benefit of its stockholders, Phoenix and the Steiner Group have entered into the Stockholders’ Agreement as discussed under Item 6.  Pursuant to the Stockholders’ Agreement, the Steiner Group and the Phoenix Group have entered into certain voting arrangements in connection with the election of directors and other matters, as more fully described in Item 6.

Item 5.                      Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

The percentages used herein and in the rest of Item 5 are calculated based upon 22,604,835 shares of Class A Common Stock outstanding, and 2,621,338 shares of Class B Common Stock outstanding, in each case as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

As of September 30, 2008, an aggregate of 10,908,248 issued and outstanding shares of the Issuer’s Class A Common Stock (the “Class A Shares”) and an aggregate of 2,593,996 issued and outstanding shares of the Issuer’s Class B Common Stock (the “Class B Shares,” which together with the Class A Shares, are referred herein as the “Shares”) were subject to the Stockholders’ Agreement.  The Class A Shares represent approximately 48.26% of the issued and outstanding shares of the Issuer’s Class A Common Stock and the Class B Shares represent approximately 98.96% of the issued and outstanding shares of the Issuer’s Class B Common Stock.

As of September 30, 2008, the Reporting Persons collectively own an aggregate of 3,948,960 shares of Class A Common Stock, constituting approximately 17.47% of the Class A Common Stock outstanding, and 2,593,996 shares of Class B Common Stock, constituting approximately 98.96% of the Class B Common Stock outstanding.

As of September 30, 2008, Jeffrey J. Steiner beneficially owned 22,394 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, and 15,000 shares of Class B Common Stock, constituting less than one percent of the Class B Common Stock outstanding.  As the President and Director of the Foundation, Jeffrey J. Steiner may be deemed to beneficially own the 2,400 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, beneficially owned by the Foundation.  Jeffrey J. Steiner disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Foundation, except to the extent of his pecuniary interest therein.

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

As of September 30, 2008, Eric I. Steiner beneficially owned 136,137 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, and 15,000 shares of Class B Common Stock, constituting less than one percent of the Class B Common Stock outstanding.  As the co-manager of The Steiner Group LLC, with shared voting and dispositive power over such shares, Eric I. Steiner may be deemed to beneficially own the 3,193,688 shares of Class A Common Stock, constituting approximately 14.13% of the Class A Common Stock outstanding, and the 2,533,996 shares of Class B Common Stock, constituting approximately 96.67% of the Class B Common Stock outstanding, beneficially owned by the Steiner Group LLC.  As Trustee of the Trust, Eric I. Steiner may be deemed to beneficially own the 80,000 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, beneficially owned by the Trust.  As the sole manager of Jorvain Ltd, the general partner of Bayswater, Eric I. Steiner may be deemed to beneficially own the 442,754 shares of Class A Common Stock, constituting approximately 1.96% of the Class A Common Stock outstanding, beneficially owned by Bayswater.

As of September 30, 2008, Benjamin Steiner beneficially owned 19,750 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, and 15,000 shares of Class B Common Stock, constituting less than one percent of the Class B Common Stock outstanding.

As of September 30, 2008, Natalia F. Hercot beneficially owned 51,837 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, and 15,000 shares of Class B Common Stock, constituting less than one percent of the Class B Common Stock outstanding.  As the co-manager of The Steiner Group LLC, with shared voting and dispositive power over such shares, Natalia F. Hercot may be deemed to beneficially own the 3,193,688 shares of Class A Common Stock, constituting approximately 14.13% of the Class A Common Stock outstanding, and the 2,533,996 shares of Class B Common Stock, constituting approximately 96.67% of the Class B Common Stock outstanding, beneficially owned by The Steiner Group LLC.

As of September 30, 2008, the Trust beneficially owned 80,000 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding.  As Trustee of the Trust, Eric I. Steiner may be deemed to beneficially own the 80,000 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, beneficially owned by the Trust.

As of September 30, 2008, The Steiner Group LLC beneficially owned 3,193,688 shares of Class A Common Stock, constituting approximately 14.13% of the Class A Common Stock outstanding, and 2,533,996 shares of Class B Common Stock, constituting approximately 96.67% of the Class B Common Stock outstanding.  As the co-managers, of the Steiner Group LLC, with shared voting and dispositive power over such shares, Eric I. Steiner and Natalia F. Hercot may be deemed to beneficially own the 3,193,688 shares of Class A Common Stock, constituting approximately 14.13% of the Class A Common Stock outstanding, and the 2,533,996 shares of Class B Common Stock, constituting approximately 96.67% of the Class B Common Stock outstanding, beneficially owned by The Steiner Group LLC.

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

As of September 30, 2008, the Foundation beneficially owned 2,400 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding.  As the President and Director of the Foundation, Jeffrey J. Steiner may be deemed to beneficially own the 2,400 shares of Class A Common Stock, constituting less than one percent of the Class A Common Stock outstanding, beneficially owned by the Foundation.

As of September 30, 2008, Bayswater beneficially owned 442,754 shares of Class A Common Stock, constituting approximately 1.96% of the Class A Common Stock outstanding.  As the sole manager of Jorvain Ltd, the general partner of Bayswater, Eric I. Steiner may be deemed to beneficially own the 442,754 shares of Class A Common Stock, constituting approximately 1.96% of the Class A Common Stock outstanding, beneficially owned by Bayswater.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons, except to the extent of their pecuniary interest therein.

By virtue of the Stockholders’ Agreement, as more fully described in Item 6, the Phoenix Group may be deemed to share with the Steiner Group the power to vote or direct the voting of the Shares and to have the right to dispose or direct the disposition of the Shares.  Pursuant to the Stockholders’ Agreement, each member of the Steiner Group has granted an irrevocable proxy to Benjamin Steiner and Eric I. Steiner to vote the Steiner Group member’s Shares.  Benjamin Steiner and Eric I. Steiner, by virtue of the irrevocable proxy granted them by each member of the Steiner Group, may be deemed the beneficial owners of the Shares owned in the aggregate by the Steiner Group.  Each of Benjamin Steiner and Eric I. Steiner disclaims any beneficial ownership of the securities held by the Steiner Group except to the extent of his pecuniary interest therein.  The Steiner Group, pursuant to the Stockholders’ Agreement, may be deemed to have control over the Phoenix Group Shares as described in Item 6 below.  Each of the Reporting Persons, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Phoenix Group Shares.  Each of the Reporting Persons disclaims any beneficial ownership of the Phoenix Group Shares except to the extent of its or his pecuniary interest therein.

Other than as described in this Amendment, neither the Steiner Group, nor, to the knowledge of the Steiner Group, the Phoenix Group has effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to the Stockholders’ Agreement, and subject to the terms and conditions contained therein, at any time at which stockholders of the Issuer will have the right to or will vote for or consent to the election of directors of the Issuer, the Steiner Group and Phoenix (together, the “Stockholders’ Group”) agree to vote (or cause to be voted) all the Shares then owned or hereafter acquired by them in favor of the election to and maintaining a board of directors consisting of at least four individuals designated in the following manner:  two directors shall be designated by Phoenix and two directors designated by the Steiner Group.

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

The Steiner Group and Phoenix further agree, with respect to any other proposal on which stockholders of the Issuer have the right to or will vote on or consent to, including the election of each director (other than the directors designated by Phoenix and the Steiner Group respectively), to meet and confer prior to the date of the stockholder vote or consent on such proposal, in an effort to agree on how their respective Shares would be voted (whether for, against or withheld), or if such Shares would consent with respect to such proposal and to cause their respective Shares to be voted (or consent to be given or withheld) in accordance with such agreement. In the event that no agreement could be reached, each of the Steiner Group and Phoenix would cause their respective Shares not to be voted (or consent not to be given).

In connection with the foregoing, each member of the Steiner Group and Phoenix, subject to the terms and conditions contained in the Stockholders’ Agreement, has granted to and appointed certain individuals, as designated respectively by the Steiner Group and Phoenix, as such Phoenix and the Steiner Group member’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such stockholder, to vote all of such Phoenix’ or the Steiner Group member’s Shares in accordance with the provisions described above during the term of the Stockholders’ Agreement.  Each of the Steiner Group members has designated each of Benjamin Steiner and Eric Steiner as their proxy.  In furtherance of such provision of the Stockholders’ Agreement, the Steiner Group members have executed irrevocable proxies, a form of which is filed as an exhibit hereto and incorporated herein by reference.  Furthermore, pursuant to the Stockholders’ Agreement, each member of the Steiner Group has agreed that, in the event its Shares are not voted (or consented) as agreed pursuant to the Stockholders’ Agreement, each of Philip Sassower and Andrea Goren shall have an irrevocable proxy to vote such of the Steiner Group member’s Shares in accordance with the Stockholders’ Agreement.  Conversely, Phoenix has agreed that, in the event its Shares are not voted (or consented) as agreed pursuant to the Stockholders’ Agreement, each of Benjamin Steiner and Eric Steiner shall have an irrevocable proxy to vote the Phoenix Group’s Shares in accordance with the Stockholders’ Agreement.

Pursuant to the Stockholders’ Agreement, after the termination of a lockup period on September 5, 2011, any member of the Stockholders’ Group who desires to sell all (but not less than all) of its portion of the Shares (“Offered Shares”) shall first offer the Offered Shares to the other members of the Stockholders’ Group who may purchase the Offered Shares on a pro rata basis as described in the Stockholders’ Agreement.

If at any time after September 5, 2011, a member of the Stockholders’ Group desires to sell all its shares to a third-party who is not an affiliate (as defined the Stockholders’ Agreement) of the Issuer or the Stockholders’ Group, after the non-selling members of the Stockholders’ Group elect not to purchase the Offered Shares, the selling member may, at its sole discretion, elect to “drag-along” the non-selling Stockholders’ Group members and cause their Shares to be sold to the third-party on the same terms and conditions as the Offered Shares.  If the selling member does not exercise its drag along rights in connection with a sale to a third-party, each of the non-selling members of the Stockholders’ Group, after receipt of a sale notice from the selling member, will have a right to have all of its Shares sold on the same terms and conditions offered to the selling member to the third-party.

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

Pursuant to the Stockholders’ Agreement, at any time until September 5, 2009, the Steiner Group has an option to purchase from Phoenix up to 20% of the Class A Shares owned by Phoenix as of the date of the Stockholders’ Agreement plus up to 20% of any shares of the Issuer’s stock subsequently acquired by Phoenix.

The Stockholders’ Agreement provides that it will terminate when either Phoenix or the Steiner Group and their permitted successors and assigns, hold in the aggregate less than 25% of the combined Phoenix and the Steiner Group shares of the Issuer.

The foregoing summary description of the terms and conditions of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 1, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as referred to above, to the best knowledge of the Steiner Group there are no contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer by any of members of the Stockholders’ Group.

Item 7.	Material to be Filed as Exhibits.

99.1.
Stockholders’ Agreement by and among Phoenix FA Holdings, LLC, Jeffrey J. Steiner, Eric I. Steiner, Benjamin Steiner, Natalia F. Hercot, The Steiner Children’s Trust, Jeffrey Steiner Family Foundation, The Steiner Group LLC and Bayswater Ventures, LP, dated as of September 5, 2008.

99.2.
Joint Filing Agreement by and among Jeffrey J. Steiner, Eric I. Steiner, Benjamin Steiner, Natalia F. Hercot, The Steiner Children’s Trust, Jeffrey Steiner Family Foundation, The Steiner Group LLC and Bayswater Ventures, LP, dated October 1, 2008.

99.3.	Form of Irrevocable Proxy, dated September 17, 2008.

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: October 1, 2008	/s/ Jeffrey J. Steiner
JEFFREY J. STEINER

THE STEINER GROUP LLC

	By:	/s/ Eric I. Steiner
Eric I. Steiner Co-Manager

/s/ Eric I. Steiner
ERIC I. STEINER

/s/ Natalia F. Hercot
NATALIA F. HERCOT
/s/ Benjamin Steiner
BENJAMIN STEINER

THE STEINER CHILDREN’S TRUST

	By:	/s/ Eric I. Steiner
Eric I. Steiner Trustee

JEFFREY STEINER FAMILY FOUNDATION

	By:	/s/ Jeffrey J. Steiner
Jeffrey J. Steiner, President & Director

CUSIP NO. Class A Common Stock: 303698 10 4
Class B Common Stock: 303698 20 3

BAYSWATER VENTURES, L.P By: Jorvain Limited, its General Partner
By:	/s/ Eric I. Steiner
Eric I. Steiner, Director